ANWORTH MORTGAGE ASSET CORPORATION

1299 Ocean Avenue, Second Floor

Santa Monica, California 90401

April 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Tom Kluck, Legal Branch Chief

Mr. Bryan Hough

Re:	Anworth Mortgage Asset Corporation

Registration Statement on Form S-3

File No. 333-210567

Request for Acceleration of Effectiveness

Dear Mr. Kluck:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Anworth Mortgage Asset Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-210567) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on April 13, 2016, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Registrant hereby acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the staff will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please call Mark J. Kelson, Esq. of Greenberg Traurig, LLP at (310) 586-3856. In addition, it would be greatly appreciated if you could please notify Mr. Kelson when the Registration Statement has been declared effective.

Sincerely,

Anworth Mortgage Asset Corporation

By:	/s/ Joseph Lloyd McAdams
Joseph Lloyd McAdams
Chairman of the Board, Chief Executive Officer and President

cc:	Mark J. Kelson, Esq., Greenberg Traurig, LLP